Exhibit 99.1

Statement from University of Antelope Valley

It is with a heavy heart we announce the closure of the University of Antelope Valley (“UAV”). The Board of Trustees and management is currently working with the Department of Education, WSCUC and BPPE on a smooth teach out of programs and transfers with other institutions for all of UAV’s students to ensure they can complete their studies.

We sincerely regret the closure, as UAV’s dedicated staff have been working tirelessly towards the university’s survival. Their efforts to transition out of the current campus have been complicated by media reports which have given a false and inaccurate picture of the events leading up to this moment. While we work towards a smooth closure, we also want to set the record straight for the sake of our students, staff and community. We believe the closure could have been avoided entirely if we had not had the active opposition of the previous owners, Marco and Sandra Johnson.

In recent months UAV requested for the Johnsons, who remained landlords of the UAV campus after selling UAV to the Genius Group 16 months earlier, to make much needed repairs to the aging campus. We took issue with the amount of rent being charged which had doubled from the past rent to over $1 million annually. There are over 400 issues of disrepair on campus - including serious damage and decay of the roofing, structure, plumbing and electrics of the buildings causing a danger to students and staff.

Instead of responding to UAV’s request, the Johnsons issued an eviction notice against UAV. Mediation to find a reasonable solution to benefit the students failed and the Johnsons aggressively pursued the eviction seeking to effectively shut down the school.

As a result, and with no alternative, UAV began steps in February to vacate the campus. During this time, the Johnsons have been speaking to the press, with claims including:

“If somebody had asked us for help, we could have jumped in several times. But nobody asked us for help” and “It crushes us. This was not at all what we hoped would happen. What we can do at this point is help kids the best we can without stepping outside our purview.”

At the same time that the Johnsons insisted we vacate by the end of February, they released a statement to the press saying that they “were prepared to let the students finish the current semester in April and remain in their dorms before we move to enforce our property rights...”

These statements simply do not align with the actions of the Johnsons, who have forced UAV to leave the campus now and not at the end of the semester. This is what has triggered the current teach out and transfer plans.

Media claims have also focused on the financial state of the university. The university had a healthy cash balance in 2023, and the Genius Group has provided over $4 million in additional funding to the university after it acquired UAV from the Johnsons. However, following the eviction filing, the Department of Education put UAV on “heightened cash monitoring” which meant the University would need to wait months before receiving Department of Education funds. As a result, the University has been providing tuition to students, paying staff payroll and all expenses without receiving any funds from the Department of Education.

The University’s campus and compliance issues stem back to the time when the Johnsons owned and managed the university and has led to Genius Group filing a civil suit against the Johnsons. Despite the foregoing, the Genius Group continued to provide financial support to UAV and we believed that this situation would be temporary. The University believed it could regain compliance once the campus issue and civil case with the Johnsons were resolved. However, concerns from regulatory bodies of the current situation has led to UAV having to close before this was all possible.

UAV’s team is now focused on a smooth closure and transition for all students. Genius Group will continue with its civil suit. The case is entitled “University of Antelope Valley v. Sandra Johnson, et al., LASC Case No. 23AVCV01437. The University will continue to pursue all of its legal rights and remedies in connection with this action and against all responsible parties.

In the last year, UAV has paid over $1 million in student refunds and reversals relating to the time when the university was owned by the Johnsons. For any parents or students that believe they were improperly charged for courses or due refunds, please contact us at studentvoices@uav.edu.